SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 25, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis schedules Extraordinary Shareholder Meeting to vote on Alcon merger for April 8

Basel, February 25, 2011 — Novartis announced that it has scheduled an Extraordinary General Meeting (EGM) on April 8, 2011, where Novartis shareholders will vote on the proposed merger with Alcon, as well as the proposed share capital increase. Both items have been recommended by the Novartis Board of Directors for approval. An invitation for the Novartis EGM will be mailed to Novartis shareholders in due course.

This follows the US Securities and Exchange Commission having declared effective on February 25 the company’s registration statement on Form F-4 relating to the merger. Effectiveness of the Form F-4 marks a milestone for the closing of the merger, with a last condition receipt of two-thirds approval by the shareholders of each of Novartis and Alcon voting at their respective meetings.

Disclaimer

The foregoing release contains “forward-looking statements”.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Such statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. A list and description of certain of these risks, uncertainties and factors can be found in Novartis AG’s current Form 20-F and its Form F-4 on file with the US Securities and Exchange Commission (SEC). Novartis is providing the information in this media release as of this date and does not undertake any obligation to update any forward-looking statements contained in this media release as a result of new information, future events or otherwise.

Additional US-related information

Novartis has filed a registration statement relating to the merger with the SEC. The registration statement contains a prospectus relating to the shares to be issued in the merger. Such prospectus contains important information about Novartis, Alcon, the merger and other matters. Investors who are US persons or who are located in the US are urged to read the prospectus and other documents that form part of such registration statement. Such prospectus and any other relevant documents filed by Novartis with the SEC are available free of charge at the SEC’s website www.sec.gov and from Novartis.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges)

was invested in R&D throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 119,000 full-time-equivalent associates (including 16,700 Alcon associates) and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200

Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Beth Calitri Novartis Global Media Relations +41 61 324 7973 +41 79 523 0198 beth.calitri@novartis.com

e-mail: media.relations@novartis.com

For Novartis multimedia content, please visit www.thenewsmarket.com/Novartis
For questions about the site or required registration, please contact: journalisthelp@thenewsmarket.com.

Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 7944	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 25, 2011	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting